AMERICAN MEDICAL ALERT CORP.
3265 Lawson Boulevard
Oceanside, NY 11572
516-536-5850

December 5, 2007

Mr. Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
Washington DC 20549

Via Edgar Correspondence and Federal Express

Re:	American Medical Alert Corp.
File No. 1-08635

Dear Mr. Spirgel:

Reference is made to your comment letter dated November 19, 2007 relating to the Form 10-K of American Medical Alert Corp. (the “Company”) for the fiscal year ended December 31, 2006 (the “2006 10-K”), as well as the Company’s Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 respectively.

We noted that in you letter you referred us as an SB filer. Please note effective with the Form 10-K for the fiscal year ended December 31, 2006, we exited the Small Business Disclosure System.

We are filing via the EDGAR system our responses to the comments in your letter related to the above referenced reports. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in your comment letter. To the extent indicated, we propose to amend our future filings in accordance with our response.

Please call if you have any questions or further comments.

Very truly yours,

/s/ Richard Rallo

Richard Rallo
Chief Financial Officer

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

General

1.	The Company acknowledges the following as part of this review process:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Summary of Significant Accounting Policies
2.
You have inquired as to the basis for determining the “period of expected benefit” of three to ten years for the acquired PERS subscriber accounts acquired from independent third parties and five to seven years for customer lists. The determination of the “period of expected benefit” for the PERS subscriber accounts acquired from independent third parties is primarily derived from contractual agreements. In addition, the Company performs an evaluation of the subscriber base being acquired from independent third parties and estimates the “period of expected benefit”. In determining the “periods of expected benefit” for the customer lists, the Company evaluates the history of the customer base, including longevity of customer, attrition rate, and competition. The Company also engages an outside third party, Chartered Capital Advisers, to prepare valuations for the customer lists based on historical information provided.

3.
You asked us to confirm that installation expenses are included in costs related to services. The Company does include installation expenses in costs related to services and such expenses are reflected accordingly in the financial statements.

4.
You asked us to confirm that products sold other than the stand-alone medication pill dispenser reminder device are the PERS devices sold to Direct Service Providers, assisted living and senior housing facilities and Walgreens. The products primarily sold, other than the stand-alone medication pill dispenser reminder device, are the self contained monitoring systems and related PERS components, which are sold to assisted living and senior housing facilities. The Company sells only a minimal amount of PERS and related devices to its Direct Service Providers and does not sell any of its products to Walgreens.

The Company accounts for these product sales as revenue at the time of delivery of the product.

You have requested that we revise our disclosure in the 10-K Item 1- Business and the MD&A with respect to the components of our product revenues. The Company will comply with this comment in future filings.

5.
You have asked that we notify the expert, Chartered Capital Advisers Inc., that they are being named in the filings. The Company has notified the expert and they have agreed and are aware that their name is being used within the filings.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007

General

6.	You have asked us to amend our Form 10-Q’s to include Exhibit 15 under Item 601 of Regulation S-K. We will comply and amend our March 31, 2007 and June 30, 2007 Form 10-Q’s.